August 27, 2010
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Facsimile Number: (703) 813-6982

Attention:	Mr. H. Roger Schwall
Mr. Ronald Winfrey
Mr. Gary Newberry
Ms. Shannon Buskirk
Mr. Chris White
Mr. Norman von Holtzendorff
Re:	EOG Resources, Inc. (File No. 1-09743)
•	Form 10-K for the Fiscal Year Ended December 31, 2009 — Filed February 25, 2010

•	Schedule 14A — Filed March 25, 2010

•	Form 10-Q for the Quarterly Period Ended March 31, 2010 — Filed May 4, 2010

•	Response Letter dated July 22, 2010 to Staff Comments dated June 25, 2010
Ladies and Gentlemen:
          On behalf of EOG Resources, Inc. (the “Company”, “EOG”, “we”, “our” or “us”), I hereby submit the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated August 17, 2010, with respect to (i) the Company’s responses, dated July 22, 2010, to the Staff’s prior comments, dated June 25, 2010, and (ii) the Company’s (A) Form 10-K for the fiscal year ended December 31, 2009 filed with the Commission via the Commission’s EDGAR system on February 25, 2010 (the “2009 Form 10-K”), (B) definitive proxy statement on Schedule 14A filed with the Commission via the Commission’s EDGAR system on March 25, 2010 and (C) Form 10-Q for the quarterly period ended March 31, 2010 filed with the Commission via the Commission’s EDGAR system on May 4, 2010.

United States Securities and Exchange Commission
August 27, 2010

          For your convenience, each response below is preceded by the Staff’s comment to which the response relates.
Form 10-K for the Fiscal Year Ended December 31, 2009
1.	We note your response to our prior comment 1. Expand your disclosure to provide the information contained in the third and sixth paragraphs of your supplemental response. As part of that disclosure, quantify the limits of your coverage and clarify whether each is with a third party insurer or whether you are self-insured.
Response: We will include in our future filings, beginning with our Form 10-K for the fiscal year ending December 31, 2010, expanded disclosure regarding the insurance coverage, contractual indemnities and risk allocation for EOG’s offshore operations, as further described in the third and sixth paragraphs of our response to prior Staff comment number 1. We will also clarify whether the coverage is with a third party insurer or is self-insured.
          With respect to the quantification of insurance coverage limits, we believe that disclosure of these limits would promote legal claims and promote demands by claimants for larger judgments and settlements, which could have a negative impact on the Company and its stockholders. Considering the nature of, and the risks associated with, EOG’s limited offshore operations and the prejudicial impact of disclosing insurance coverage limits, we believe that disclosure of the limits of EOG’s insurance coverage is not in the best interest of investors and is not required. As noted in our response to prior Staff comment number 1, our offshore operations, particularly our offshore operations in the Gulf of Mexico, are limited and immaterial in relation to our overall operations and production; moreover, we do not have any plans for future offshore drilling in the Gulf of Mexico.
2.	With regard to the seventh paragraph of your response, with a view towards possible disclosure, explain to us in more detail the “certain remediation plans and procedures [that you have] in place to deal with the environmental impact that would occur in the event of an oil spill or leak.” Tell us the name of the third party spill response coordinator that you have engaged. Finally, address the ability of Clean Gulf Associates to respond or provide equipment in the event that there is an already-existing blowout or spill.
Response: We have detailed, written response/contingency plans in place for managing an oil spill or leak (including the environmental impact thereof) in federal or state waters, specifically (i) our “Gulf of Mexico Regional Oil Spill Response Plan”, which has been approved by the Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE”) (formerly, the Minerals Management Service), and (ii) our state-approved response/contingency plans for our operations in Nueces Bay, Texas and Aransas Bay, Texas. These response/contingency plans are reviewed annually by our management, and updated as is deemed appropriate.

United States Securities and Exchange Commission
August 27, 2010

               Pursuant to these plans, we have designated, and provided specialized training to, certain EOG employees, each of whom may act as a “Qualified Individual” under the plans. Such individuals have the responsibility and authority to initiate and oversee our spill cleanup operations and to earmark EOG funds to carry out our response activities. We have retained O’Brien’s Response Management Inc. (“O’Brien’s”) as our “Incident Commander” under the plans, to coordinate our response activities in the event of an oil spill or leak. Pursuant to the plans, EOG will support O’Brien’s in any capacity deemed necessary by O’Brien’s.
               In the event one of our response/contingency plans is activated (i.e., in the event of an oil spill or leak with respect to our operations), control of the source of the oil spill or leak would be EOG’s primary responsibility and would be under EOG’s direction. Pursuant to the relevant response/contingency plan, O’Brien’s would direct the other aspects of the response (for example, containment and cleanup of the oil spill or leak). Specifically, O’Brien’s would:
•	provide trained personnel capable of providing rapid, efficient and comprehensive supervisory management of our response;

•	direct the activities under our response/contingency plan and identify and engage additional contractors, as necessary, for an appropriate response (except with respect to control of the source of the oil spill or leak which, as noted above, would be under EOG’s direction); and

•	act as a liaison to EOG’s response contractors, equipment provider organizations and other related consultants to achieve a coordinated, efficient response to the oil spill or leak.
               As noted in our response to prior Staff comment number 1, EOG is a member of Clean Gulf Associates (“CGA”). CGA is a not-for-profit cooperative which has been in operation for over 30 years and which is owned by over 100 oil and gas producers (including independents) operating in the Gulf of Mexico. Since 1997, CGA has had an alliance with Marine Spill Response Corporation (“MSRC”), whereby MSRC stores, maintains, and operates the tactical response equipment owned by CGA, which, as noted in our response to prior Staff comment number 1, is specifically designed for responses to oil spills and leaks in the Gulf of Mexico. On 24-hour alert from its six bases throughout the Gulf of Mexico, the CGA/MSRC alliance, which includes 16 full-time MSRC employees dedicated to CGA response activities, is designed to ensure that CGA members have immediate access to equipment and MSRC personnel in the event of an oil spill or leak.
               In the event EOG and O’Brien’s were to deem equipment and resources, in addition to that of CGA and the CGA/MSRC alliance, to be necessary or advisable in response to an oil spill or leak, EOG and O’Brien’s would engage other consultants and contractors for such additional equipment and resources. EOG’s BOEMRE-approved response/contingency plan referenced above, for example, includes the names of (and contact information for) various consultants and contractors which EOG and O’Brien’s could engage in the event of an oil spill or leak. Therefore, in the event of an oil spill or leak with respect to our operations, the equipment and

United States Securities and Exchange Commission
August 27, 2010

resources available to EOG and O’Brien’s would not be limited to that of CGA and the CGA/MSRC alliance.
Schedule 14A filed March 25, 2010
Board’s Role in Risk Oversight, page 5
3.	We note your response to our prior comment 22. Although your existing disclosure addresses “the extent of the board’s role in the risk oversight of the registrant, such as how the board administers its risk oversight function,” it does not directly address “the effect that this has on the board’s leadership structure.” Please provide us with a draft of enhanced disclosure on this topic.
Response: Set forth below, for the Staff’s consideration, is the Company’s draft enhanced disclosure regarding how its Board administers its risk oversight function and the effect that such oversight has on the Board’s leadership structure.
Our Board retains primary responsibility for risk oversight. To assist the Board in discharging its oversight responsibilities, members of senior management report to the Board and its committees on areas of risk to our company, and our Board committees consider specific areas of risks inherent in their respective areas of oversight and report to the full Board regarding their activities. For example, our Audit Committee periodically discusses with management our major financial risk exposures and the steps management has taken to monitor and control such exposures. Our Compensation Committee incorporates risk considerations, including the risk of loss of key personnel, as it evaluates the performance of our CEO and other executive officers and determines compensation. Our Nominating and Governance Committee focuses on issues relating to Board composition and corporate governance matters. In addition, to ensure that our Board has a broad view of our overall risk management process, the Board periodically reviews our long-term strategic plans and the principal issues and risks that we may face, as well as the processes through which we manage risk. At this time, we believe that combining the roles of Chairman and CEO enhances the Board’s administration of its risk oversight function because, through his role as Chairman of the Board, and based on his experiences with the daily management of our business as our CEO, Mr. Papa (EOG’s Chairman and CEO) provides the Board with valuable insight into our risk profile and the options to mitigate and address those risks.

              Subject to the Staff’s comments, we intend to include disclosure that is substantively consistent with the above disclosure in our future proxy statements (beginning with the proxy statement for our 2011 annual meeting of stockholders).

United States Securities and Exchange Commission
August 27, 2010

Committees of the Board
Nominating and Governance Committee, page 6
4.	We note your response to our prior comment 23. Please confirm to us that you will include in future filings information similar to the information included in your response.
Response: We hereby confirm that we will include disclosure similar to the information included in our response to prior Staff comment number 23 in our future proxy statements (beginning with the proxy statement for our 2011 annual meeting of stockholders).
Executive Compensation
Alignment with Stockholder Interests, page 16
5.	We note your response to our prior comment 24. Please confirm that you will include in future filings information similar to the information included in your response.
Response: We hereby confirm that we will include disclosure similar to the information included in our response to prior Staff comment number 24 in our future proxy statements (beginning with the proxy statement for our 2011 annual meeting of stockholders).
Engineering Comments
Form 10-K for the Fiscal Year Ended December 31, 2009
Business, page 1
Drilling and Acquisition Activities, page 21
6.	We note your response number 13 but do not concur. The staff does not believe that presenting multiple versions of geographic areas within your document is appropriate. We note the breakdown that you provide in your reserves summary and in your acreage presentation and believe that such a breakdown is more consistent with the breakdown called for by Item 1201(d) of Regulation S-K to provide the meaningful disclosure. We reissue our prior comment 13.
Response: The Company will provide the disclosure regarding its drilling activities (required by Item 1205(a) of Regulation S-K and in accordance with Item 1201(d) of Regulation S-K) separately for its operations in the United States, Canada, Trinidad, the United Kingdom and China (and any additional geographic areas) in its future filings, beginning with its Form 10-K for the fiscal year ending December 31, 2010.

United States Securities and Exchange Commission
August 27, 2010

Supplemental Information to Consolidated Financial Statements, page F-33
Net Proved and Proved Developed Reserve Summary, page F-39
7.	We note your response to our prior comment 17. Item 1203(b) of Regulation S-K requires registrants to “Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.” In part, your response 15 states, “The Company believes that the reporting line “Extensions, discoveries and other additions” in the reserve table on page F-38 of our 2009 Form 10-K is understood to represent the results of our drilling.” However, this does not fulfill the requirement of Item 1203(b). Please amend your document to disclose the figures for the sources of material change to your PUD reserves with discussion of the technologies employed or a cross reference to such discussion as prescribed in Item 1202(a)(6) of Regulation S-K.
Response: Our response, quoted above, to prior Staff comment number 15 was not intended to address Item 1203(b) of Regulation S-K. The disclosure in our 2009 Form 10-K, which was intended to fulfill Item 1203(b) and which is located on page F-39 of our 2009 Form 10-K, reads as follows:
“For the twelve month period ended December 31, 2009, total proved undeveloped reserves increased by 2,841.9 Bcfe to 4,917.9 Bcfe. Based on the new definition of proved undeveloped reserves and its applicability to large resource plays, EOG added significant proved undeveloped reserves in the Haynesville, Horn River, Barnett Combo and Marcellus shale plays. Purchases in place included proved undeveloped reserves from the Rocky Mountain property exchange and the acquisition of Barnett Shale Combo assets (see Note 17). During the year, EOG drilled and transferred approximately 176 Bcfe of proved undeveloped reserves to proved developed at a total capital cost of $280.5 million. EOG does not have a material amount of reserves that have remained undeveloped for five years or more.”
           We believe that the information that was provided in our 2009 Form 10-K fulfilled the requirements of Item 1203(b). We will include a cross reference to our discussion of technologies employed (as required by Item 1202(a)(6) of Regulation S-K) in our future filings, beginning with our Form 10-K for the fiscal year ending December 31, 2010.
8.	In part your response 18 states, “EOG has demonstrated historical success in employing these technologies in the development of its other resource plays, including the Barnett Shale, where the Company has drilled over 1,500 gross wells and produced over 0.9 Tcfe, gross to date.” Please explain to us the revision history due to performance for proved reserves in your Barnett Shale play. Include a comparison between the median values as of year-end 2009 with median initial

United States Securities and Exchange Commission
August 27, 2010

values for proved Estimated Ultimate Recovery, realized well cost and estimated well cost; producing rate vs. time plot and associated decline curve parameters, producing rate vs. cumulative production plot and estimated future production projection representative of the two median EURs. You may contact us for guidance in this response.
Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.
Third Party Reserve Report, Exhibit 23.2
9.	The report should indicate the portion of your proved undeveloped reserves that were audited by your third party engineer.
Response: We will request that our independent, third-party engineer include in its future reports the portion of our proved undeveloped reserves that it evaluated, beginning with its report regarding our reserves as of December 31, 2010 (which will be filed as an exhibit to our Form 10-K for the fiscal year ending December 31, 2010).
10.	Item 1202(a)(8)(v) of Regulation S-K requires a discussion of the primary economic assumptions as applied in the third party report. We note the inclusion of benchmark price figures. Please include the weighted average adjusted oil and gas prices used to determine the audited proved reserves disclosed in the third party report.
Response: We will request that our independent, third-party engineer include in its future reports the weighted-average adjusted crude oil and natural gas prices used to determine the evaluated proved reserves disclosed in its reports, beginning with its report regarding our reserves as of December 31, 2010 (which will be filed as an exhibit to our Form 10-K for the fiscal year ending December 31, 2010).

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
August 27, 2010

          If you have questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,
/s/ Timothy K. Driggers
Timothy K. Driggers
Vice President and Chief Financial Officer

cc:	Mr. Mark G. Papa Mr. Frederick J. Plaeger, II Ms. Ann D. Janssen Ms. Jill R. Miller Mr. Michael P. Donaldson